Mail Stop 3561

August 21, 2006

Mr. Magnus Lindquist,
  Vice President and Chief Financial Officer
AUTOLIV, INC.
World Trade Center,
Klarabergsviadukten 70, SE-107 24
Stockholm, Sweden

      Re: **Autoliv, Inc.**
              Form 10-K for the year ended December 31, 2005
              File No. 1-12933

Dear Mr. Lindquist:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      David R. Humphrey
      Branch Chief